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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION                       ------------------------
                      Washington, D.C. 20549                             |      OMB APPROVAL      |
                                                                          ------------------------
                            FORM 12b-25                                  |OMB Number: 3235-0058   |
                                                                         |Expires:  April 30, 2009|
                    NOTIFICATION OF LATE FILING                          |Estimated average burden|
                                                                         |hours per response..2.50|
                                                                          ------------------------
                                                                          ------------------------
(Check one): [ ] Form 10-K  [ ] Form 20-F  [X] Form 11-K  [ ] Form 10-Q  |     SEC FILE NUMBER    |
[ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR                              |         0-28312        |
                                                                          ------------------------
     For Period Ended: December  31, 2006                                 ------------------------
                       ________________________________                  |       CUSIP NUMBER     |
     [  ] Transition Report on Form 10-K                                 |        32020F 10 5     |
     [  ] Transition Report on Form 20-F                                  ------------------------
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended: ______________________________________

___________________________________________________________________________________________________

         Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
___________________________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

___________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

First Federal Bancshares of Arkansas, Inc.
___________________________________________________________________________________________________
Full Name of Registrant

N/A
___________________________________________________________________________________________________
Former Name if Applicable

1401 Highway 62-65 North
___________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Harrison, Arkansas 72601
___________________________________________________________________________________________________
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |   (a)  The reason described in reasonable detail in Part III of this form could not be
     |        eliminated without unreasonable effort or expense;
[X]  |   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form
     |        20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on
     |        or before the fifteenth calendar day following the prescribed due date; or the
     |        subject quarterly report of transition report on Form 10-Q or subject distribution
     |        report on Form 10-D, or portion thereof, will be filed on or before the
     |        fifth calendar day following the prescribed due date; and
     |   (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the
transition report or portion thereof, could not be filed within the prescribed time period.

                                  This is the first Form 11-K required to be filed and the related financial statements were not available on a timely basis.

(Attach extra Sheets if Needed)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1344 (05-06)

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

            Sherri R. Billings                  (870)                       365-8310
__________________________________________  _____________  ________________________________________
                 (Name)                      (Area Code)               (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange
     Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).
                                                                                Yes [ x ]  No  [  ]
___________________________________________________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                 Yes [  ] No  [ x ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
===================================================================================================

                                First Federal Bancshares of Arkansas, Inc.
                   ____________________________________________________________________
                               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  June 29, 2007                             By /s/Sherri R. Billings
      __________________________________           _______________________________________________
                                                   Sherri R. Billings, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                          ATTENTION
___________________________________________________________________________________________________
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18
U.S.C. 1001).
___________________________________________________________________________________________________

                                     GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations
     under the Securities Exchange Act of 1934.

2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in
     accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.   A manually signed copy of this form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.   Electronic Filers.  This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b)
     of this chapter).
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